Exhibit 99.1

TSX:  JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES THE APPOINTMENT OF
R. SCOTT GAHN TO THE BOARD OF DIRECTORS

TORONTO, December 18, 2013 - Just Energy Group Inc. (TSX, NYSE: JE) ("Just Energy") is pleased to announce the appointment of R. Scott Gahn to the Board of Directors of the Company. Mr. Gahn is currently the President of Gulf Coast Security Services, Inc., a Houston-based security firm. Scott has a long history in the deregulated energy industry having sat on the Texas ERCOT board from 2005 to 2008 and having been involved in the sale of deregulated and regulated electricity and natural gas for 27 years. Mr. Gahn has a BA from Virginia Tech University and an MA from Virginia Commonwealth University and currently resides in Houston Texas.

Executive Chair Rebecca MacDonald commented, “I want to welcome Scott Gahn to our board and look forward to his guidance on the opportunities and challengers we face in our major U.S. markets. Scott has extensive senior management experience in deregulated markets. He is very familiar with the Company’s positioning as a leading North American retailer having worked with members of Just Energy’s executive management team for more than 15 years.”

About Just Energy

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis and Tara Energy.

 Forward-Looking Statements

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com